VF 3-7-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 25 2005 WASH., D.C.

SEC FILE NUMBER
8-65562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHK Global Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3450 Wilshire Blvd., Suite 400

(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Kim (213) 380-6004

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05

OATH OR AFFIRMATION

I, Eric Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHK Global Securities, as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 16th day of February, 2005

Samantha Kang
Notary Public

[Signature]
Signature

President/CEO
Title

SAMANTHA KANG
Commission # 1337062
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHK Global Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
CHK Global Securities

I have audited the accompanying statement of financial condition of CHK Global Securities as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHK Global Securities as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 9, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

CHK Global Securities
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 365,870
Receivable from clearing firm	49,536
Clearing deposit	35,054
Prepaid expenses	20,435
Petty cash	362
Total assets	$ 471,257

Liabilities & Stockholders' Equity

Liabilities	
Payroll taxes payable	$ 14,346
Total liabilities	14,346
Stockholders' equity	
Common stock, no par value, 1,000,000 shares authorized, 799,340 issued and 798,370 outstanding	798,370
Accumulated deficit	(341,459)
Total stockholders' equity	456,911
Total liabilities & stockholders' equity	$ 471,257

The accompanying notes are an integral part of these financial statements.

CHK Global Securities
Statement of Operations
For the Year Ended December 31, 2004

Revenues	
Commissions	$ 454,520
Bond income	13,895
Interest income	35
Other income	15,033
Total revenue	483,483
Expenses	
Advertising	10,795
Clearing expense	101,317
Employee compensation and benefits	378,389
Occupancy and equipment rental	61,059
Taxes, other than income taxes	31,430
Other operating expenses	84,724
Total expenses	667,714
Income (loss) before income tax provision	(184,231)
Income tax provision	800
Net income (loss)	$ (185,031)

The accompanying notes are an integral part of these financial statements.

CHK Global Securities
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Accumulated Deficit	Total
Balance, at December 31, 2003	$ 200,000	$ (156,428)	$ 43,572
Issuance of common stock	598,370	–	598,370
Net income (loss)	–	(185,031)	(185,031)
Balance, at December 31, 2004	$ 798,370	$ (341,459)	$ 456,911

The accompanying notes are an integral part of these financial statements.

CHK Global Securities
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (185,031)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from clearing firm	$ (17,772)	
Clearing deposit	(15,035)	
Prepaid expenses	(20,435)	
Receivable, other than trade	300	
Petty cash	(297)	
(Decrease) increase in:		
Accounts payable	(3,384)	
Payroll taxes payable	3,935	
Total adjustments		(52,688)
Net cash provided by (used in) operating activities		(237,719)
Cash flow from investing activities:		–
Cash flow from financing activities:		
Issuance of common stock		598,370
Net cash provided by (used in) financing activities		598,370
Net increase (decrease) in cash		360,651
Cash at beginning of year		5,219
Cash at end of year		$ 365,870

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CHK Global Securities (the "Company") was formed on June 26, 2002 in the State of California and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is mostly involved in equity trading. The Company also operates in mutual funds and variable products, such as life insurance and annuities, however, these products account for less than 6% of total revenue. The Company serves approximately 450 customers throughout Southern California.

The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising cost are expensed as incurred.

Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on settlement basis.

Note 2: INCOME TAXES

For the year ended December 31, 2004 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2004, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $51,219, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 22,024	2022
134,404	2023
185,031	2024
$ 341,459	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized

Note 3: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $20,000 with North American Clearing Inc. and $15,000 with Computer Clearing Services as security for its transactions with them.

Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement on August 16, 2002, with the CHK Capital Group (the "Holding Company") whereby the Holding Company provides office space, furniture and equipment, and pays certain operating expenses on behalf of the Company. The Company reimburses the Holding Company 7.5% of these expenses provided the withdrawal is not in violation of NASD regulations regarding net capital requirements.

Currently, amended as of August 31, 2004, the Company is billed at a rate of 50% per month for rent instead of the original rate of 7.5%. The Company also pays all general office expenses and the Holding Company's portion is deducted from the total billing amount. Additionally, the Company pays the Holding Company a fixed rate of $500.00 per month for use of furniture and equipment owned by the Holding Company

Note 4: RELATED PARTY TRANSACTIONS (Continued)

The Company paid approximately $55,630 to the Holding Company for expenses related to those specified in the expense agreement.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 52,654

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company's net capital of $ 436,060 exceeded the minimum net capital requirement by $431,060; and the Company's ratio of aggregate indebtedness ($14,346) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $724 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 435,336
Adjustments:		
Accumulated deficit	$ 723	
Rounding	1	
Total adjustments		724
Net capital per audited statements		$ 436,060

CHK Global Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Stockholders' equity		
Common stock	$ 798,370	
Accumulated deficit	(341,459)	
Total stockholders' equity		$ 456,911
Less: Non allowable assets		
Security deposit	(14,504)	
Prepaid expenses	(5,931)	
Interest on clearing deposit	(54)	
Petty cash	(362)	
Net adjustments		(20,851)
Net Capital		436,060
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 956	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 431,060
Percentage of aggregate indebtedness to net capital	0.03:1	

There was a $724 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 8.

See independent auditor's report

CHK Global Securities
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to CHK Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

CHK Global Securities
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to CHK Global Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

CHK Global Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
CHK Global Securities

In planning and performing my audit of the financial statements and supplemental schedules of CHK Global Securities for the year ended December 31, 2004, I considered its internal control and supplemental schedules structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by CHK Global Securities including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 9, 2005